UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55207

HYDROPOT INC.

(Name of small business issuer in its charter)

DELAWARE	46-5500650
(State or other jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
3324 Monier Circle Ste 3
Rancho Cordova, CA 95742
(Address of principal executive offices)

(916) 869 9232
(Issuer's telephone number including area code)

Common Stock Registered Under 12(g), Par Value $0.0001 per Share

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ x ]

Rule 12g-4(a)(2)	[ ]

Rule 12h-3(b)(1)(i)	[ ]

Rule 12h-3(b)(1)(ii)	[ ]

Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 2

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HYDROPOT INC.

Date:	November 13, 2015	By:	/s/ Michael Roman
Michael Roman Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary

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